

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 6, 2017

<u>Via E-mail</u>
Mr. Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House
Millennium Way
Chesterfield
Derbyshire, S41 8ND
United Kingdom

    Re: **Mallinckrodt plc**
             Form 10-K for the Fiscal Year Ended September 30, 2016
             Filed November 29, 2016
             File No. 001-35803

Dear Mr. Harbaugh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Sharon M. Blume

                     Sharon M. Blume
                     Accounting Branch Chief
                     Office of Healthcare and Insurance